EXHIBIT 5

[Letterhead of Canadian National Railway Company]

February 13, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

I am the Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary of Canadian National Railway Company, a Canadian corporation (the “Company”), and have acted as counsel in connection with the Registration Statement on Form S-8 being filed by the Company under the U.S. Securities Act of 1933, as amended, relating to the authorization of the issuance of 7,500,000 shares of the Company’s common stock (the “Shares”), for issuance pursuant to the exercise of options under the Company’s 1996 Management Long-Term Incentive Plan (the “Plan”).

I have examined originals or copies, certified or otherwise identified to my satisfaction, of such documents, corporate records, certificates of public officials and other instruments as I have deemed necessary and have conducted such other investigations of fact and law as I have deemed necessary or advisable for purposes of this opinion.

Based upon the foregoing, I am of the opinion that the Shares, when issued and paid for in accordance with the terms of the Plan, will be validly issued, fully paid and non-assessable under the laws of Canada.

The foregoing opinion is limited to the laws of the Province of Quebec and the laws of Canada applicable therein. As to all matters governed by or relating to laws other than the laws of the Province of Quebec and the laws of Canada applicable therein, I do not express any opinion.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-8.

This opinion is rendered solely to you in connection to this transaction. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without my prior written consent.

Sincerely,

/s/ Sean Finn

Sean Finn